FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 25 November 2004

Commonwealth Bank, National Australia Bank, and Westpac select preferred provider for cheque processing

The Commonwealth Bank, National Australia Bank and Westpac announced today that they will enter into detailed negotiations with Fiserv Inc to assess the potential of Fiserv providing cheque processing services on behalf of all three banks.

The negotiations are expected to be completed in the near future and if terms can be agreed, the Commonwealth Bank, National Australia Bank and Westpac will then each seek formal internal approval to form a joint venture, which will then contract with Fiserv.

Fiserv Inc is an American company that has been running financial processing centres, specialising in cheque processing, in the US and Canada for 20 years.  They have 21,000 employees in 65 countries and have around 15,000 clients.

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Tim Rutherford

Corporate Affairs Manager, Operations

03 8634 1574 work

0417 212 501 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/  Susan Crook

Date:	25 November 2004	Title: Associate Company Secretary